EXHIBIT 99.1

Brookfield Renewable Announces Dividend Rate on its Series 1 & Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, April 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) has determined the fixed dividend rate on its Class A Preference Shares, Series 1 (“Series 1 Shares”) (TSX:BRF.PR.A) for the five years commencing May 1, 2020 and ending April 30, 2025.  If declared, the fixed quarterly dividends on the Series 1 Shares during that period will be paid at an annual rate of 3.137% ($0.196063 per share per quarter).

Holders of Series 1 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 15, 2020, to convert all or part of their Series 1 Shares, on a one-for-one basis, into Class A Preference Shares, Series 2 (“Series 2 Shares”) (TSX:BRF.PR.B), effective April 30, 2020.  Holders of Series 1 Shares are not required to elect to convert all or any part of their Series 1 Shares into Series 2 Shares.

The quarterly floating rate dividends on the Series 2 Shares will be paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the May 1, 2020 to July 31, 2020 dividend period for the Series 2 Shares will be 0.71911% (2.853% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.179778 per share, payable on July 31, 2020.

Holders of Series 2 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 15, 2020, to convert all or part of their Series 2 Shares, on a one-for-one basis, into Series 1 Shares, effective April 30, 2020.  Holders of Series 2 Shares are not required to elect to convert all or any part of their Series 2 Shares into Series 1 Shares.

As provided in the share conditions of the Series 1 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 1 Shares outstanding after April 30, 2020, all remaining Series 1 Shares will be automatically converted into Series 2 Shares on a one-for-one basis effective April 30, 2020; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 2 Shares outstanding after April 30, 2020, no Series 1 Shares will be permitted to be converted into Series 2 Shares. There are currently 5,449,675 Series 1 Shares outstanding.

As provided in the share conditions of the Series 2 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 2 Shares outstanding after April 30, 2020, all remaining Series 2 Shares will be automatically converted into Series 1 Shares on a one-for-one basis effective April 30, 2020; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 1 Shares outstanding after April 30, 2020, no Series 2 Shares will be permitted to be converted into Series 1 Shares. There are currently 4,510,389 Series 2 Shares outstanding.

Brookfield Renewable Partners

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management.

Contact information:
Media: Claire Holland Senior Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Cara Silverman Manager – Investor Relations (416) 649-8172 cara.silverman@brookfield.com